Exhibit 99.6
May [ ], 2017

To All of our Valued Shareholders,

Enclosed are the proxy materials for the annual meeting of shareholders of DCB Bancshares, Inc. (“DCB”). Details of this year’s annual meeting are as follows:

Date:
Wednesday, June 28, 2017
Time:
3:00 p.m. (light refreshments available starting at 2:30 p.m.)
Place:
                  Damascus Volunteer Fire Department Activities Center, 10211 Lewis Drive, Damascus, MD

The annual meeting is being held off-site this year in order to accommodate what we expect will be a large turnout. We hope you will be able to join us as we share some special memories before embarking on an exciting new chapter.

The proxy materials include a very lengthy joint proxy statement / prospectus. With its appendices and exhibits, it is over 200 pages long. It provides you with detailed information about the proposed merger and other matters to be voted on at the annual meeting, as well as information about Old Line Bancshares, Inc. (“Old Line”), DCB, and related matters.

I urge you to read the entire proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 12 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. Although all of the sections of the document are important, I also recommend you carefully read the “Terms of the Merger” section beginning on page 51 for an explanation of the exchange ratio and an illustrative table of what you will receive in the merger.

While there are three proposals for consideration and approval at this year’s meeting, the most important item of business will be voting on Proposal 1 to approve the Agreement and Plan of Merger between Old Line and DCB pursuant to which DCB will merge with and into Old Line, with Old Line as the surviving entity, and the merger contemplated by the merger agreement.

The Board of Directors recommends a vote “FOR” approval of the merger agreement and merger (Proposal 1). Your “FOR” vote is very important, as the merger agreement and the merger must be approved by the holders of two-thirds of our issued and outstanding shares. An abstention, a failure to vote and a broker non-vote will have the same effect as a vote against the approval of the merger agreement and the merger.

Proposal 2, if approved, allows us to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the merger agreement and the merger.

The Board of Directors also recommends a vote “FOR” approval of the adjournment, if necessary (Proposal 2).

Proposal 3 is to elect the ten director nominees named in the proxy statement/prospectus and on the proxy card to the board of directors of DCB until the 2018 annual meeting or, as a practical matter, the effective time of the merger, if approved and consummated.

Each of the nominees other than Messrs. Carpenter and Lindlaw is an incumbent director and was elected by shareholders at the 2016 annual meeting. One director vacancy exists on account of Mr. Kincaid’s resignation last October, and Theresa J. Tomasini is not standing for reelection at this year’s annual meeting. The DCB board of directors nominated Messrs. Carpenter and Lindlaw, who currently serve as co-chief executive officers, to replace Mr. Kincaid and Ms. Tomasini.

Robert L. Carpenter, Jr., in addition to his role as co-chief executive officer, is the chief financial officer of DCB. Bob joined DCB in November 2014 and has over 25 years of bank accounting / finance experience, primarily with Baltimore-based regional banks. Bob is a certified public accountant and resides in Montgomery County, Maryland.

William F. Lindlaw, in addition to his role as co-chief executive officer, is the chief lending officer of DCB. Bill joined DCB in May 2015 and has almost 30 years of bank lending and credit experience with both regional and community banks in the Baltimore / Washington area. Bill and his family reside in Montgomery County, Maryland.

The Board of Directors recommends a vote “FOR” all nominees named in Proposal 3.

A copy of DCB’s 2016 audited consolidated financial statements are not included in this year’s proxy materials but are available either on our website at www.yourdcb.com or by mail or telephone upon request to Debbie Winpigler at DCB’s main office or (301) 368-9122. In addition, please contact Debbie if you need additional copies of the proxy statement / prospectus or the proxy card.

Should you have any questions about the merger or the other matters to be voted on at the annual meeting, please contact either Robert L. Carpenter, Jr., Co-Chief Executive Officer, at (301) 368-9112, or me at (301) 908-3516.

Sincerely,

Stephen J. Deadrick
Chairman of the Board
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